FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 25, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company name:	Magyar Telekom Plc.	Company address: e-mail address:	H-1013 Budapest Krisztina krt. 55. investor.relations@telekom.hu
IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Report on the full year 2009 results of Magyar Telekom

Economic environment continues to affect top-line performance; strong market positions maintained amidst intense competition

Budapest — February 25, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for 2009, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues were down by 4.3% to HUF 644.0 bn (EUR 2 295.2 m) in 2009 compared to 2008. The revenue decline reflects the reversal of provisions related to fixed to mobile traffic revenues booked in the amount of HUF 8.5 bn in the second quarter of 2008. Excluding the provision reversal, revenues were down by 3.1% as a result of declining fixed line and mobile voice revenues in Hungary. These declines could not be fully offset by the growth in the Hungarian SI/IT and TV revenues and the higher revenue contribution of the international subsidiaries which were driven by the translation impact of the weaker forint.

•                  EBITDA declined by 7.2% to HUF 249.1 bn, with an EBITDA margin of 38.7% in 2009. Underlying EBITDA (EBITDA excluding investigation-related costs, severance payments and accruals, and related provision reversals) decreased by 6.9% to HUF 262.8 bn with an underlying EBITDA margin of 40.8%. Excluding the reversal of provisions related to fixed to mobile traffic revenues booked in 2008, underlying EBITDA was down by 4.0% in 2009.

Details of special influences and one-off items (HUF mn)	Q4 2008	YTD 2008	Q4 2009	YTD 2009
Investigation-related costs	1,475	5,420	1,252	6,398
Severance provisions and expenses	5,173	8,472	8,305	9,557
Severance related provision reversals	0	0	0	-2,200
Fixed to mobile revenue related provision reversal	0	-8,525	0	0
Total special influence and one-off items	6,648	5,367	9,557	13,755

•                  Profit attributable to owners of the parent company (net income) decreased by 16.5%, from HUF 93.0 bn (EUR 370.2 m) to HUF 77.6 bn (EUR 276.6 m) in 2009. The decline was primarily driven by lower EBITDA, as well as higher net financial expenses due to the enlarged loan portfolio which were partly offset by lower depreciation and amortization expenses, and lower income tax. Depreciation expenses decreased due to the extension of the useful life of a number of assets during 2008 and 2009. Income taxes declined as a result of the change in the Macedonian tax regime, under which no current and deferred taxes should be accounted for until the dividend has been paid out of net income.

•                  Net cash generated from operating activities decreased from HUF 210.3 bn to HUF 193.8 bn. The lower EBITDA was coupled with some deterioration in the working capital and higher interest and other financial charges. These drivers were partly offset by the lower level of income tax paid. Deterioration in working capital was primarily driven by the increase in provisions for overdue receivables.

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•                  Investments in tangible and intangible assets (CAPEX) decreased by HUF 6.1 bn to HUF 101.9 bn in 2009 compared to 2008. The CAPEX decline also reflects the HUF 2.5 bn Macedonian 3G license fee and HUF 1.8 bn of non-cash items related to inventory reallocation accounted for in 2008. Excluding these items, CAPEX decreased by HUF 1.8 bn in 2009. Of the total CAPEX, HUF 23.8 bn is related to the Consumer Services Business Unit, HUF 2.9 bn to the Business Services Business Unit, HUF 4.5 bn to Group Headquarters, HUF 49.0 bn to the Technology Business Unit, while in Macedonia and Montenegro the CAPEX spending was HUF 15.3 bn and HUF 4.9 bn, respectively.

•                  Net debt increased from HUF 254.3 bn to HUF 269.4 bn by the end of 2009 compared to the end-2008 level. The net debt ratio (net debt to total capital) was 30.8% as at the end of 2009.

Christopher Mattheisen, Chairman and CEO commented: “We witnessed a very challenging year in 2009, when our already difficult market environment characterized by increasingly intense competition deteriorated further as a result of the economic crisis. To address these challenges, we remained focused on strengthening our competitive positions in our core markets. Thanks to these initiatives, we maintained our clear market leadership in the Hungarian mobile segment, both in voice and broadband. In the domestic fixed line segment, we continued with our triple play offerings aimed at strengthening Magyar Telekom’s position as the fully integrated service provider, with demand for these packages exceeding our expectations. Consequently, the proportion of our customers who subscribe for voice, internet and TV services doubled during the year. At the same time, we were able to considerably increase our share of the TV market in 2009 and are now the second biggest TV provider in Hungary. Owing to our integrated IT-telecommunications products, we further strengthened our ICT leadership, resulting in increased revenues from this segment, despite the difficult market environment.

However, we could not completely mitigate the adverse impacts of the external environment on our performance as consumer spending came under significant pressure, affecting both the residential and corporate segments. Usage volumes decreased considerably, whilst increased levels of customer erosion were driven by consumer efforts to rationalize spending. As a consequence, our revenue(1) decline of 3.1% in 2009 was somewhat greater than targeted. At the same time, thanks to cost control measures we implemented during 2009, both underlying EBITDA excluding one-off items, which decreased by 4.0%, and CAPEX of HUF 101.9 billion were slightly better than targeted.

Looking ahead to 2010, we expect continued pressure on consumer spending due to high unemployment and restricted growth in household disposable income. At the same time, unfavorable trends in the corporate segment are likely to continue this year, putting pressure on our top-line performance. In addition, a stronger forint compared to average 2009 exchange rates may have an adverse impact on our results by negatively affecting contributions from our international subsidiaries. As a consequence, we are targeting a revenue and an underlying EBITDA decline of 5-7% for 2010, with the latter reflecting our changing revenue structure.  However, the higher portion of SI/IT revenues in the overall mix allows us to reduce our CAPEX with 2010 levels expected to be approximately 5% lower compared to last year’s spending.(2)”

Q4 2009 results analyis

Group

•                  Revenues declined by 4.0% in Q4 2009 compared to the same quarter in 2008. Retail voice revenues decreased across all markets, mainly driven by the unfavourable economic environment in Hungary and the intense competition at our international subsidiaries. At the same time, cut in the Hungarian mobile termination rates caused mobile wholesale revenues to decline. These could not be fully offset by the increasing TV revenues and the higher SI/IT revenues in Hungary.

•                  EBITDA decreased by 14.2% in the fourth quarter of 2009. Excluding the special influences, EBITDA was down 7.9%. The lower revenues were coupled with higher employee related expenses due to the annual wage increase. These could not be wholly offset by the lower level of payments made to other

(1) Excluding the one-off item related to the fixed-to-mobile provision reversal booked in 2008

(2) The comparable figures for 2009 are: revenues of HUF 644.0 billion; underlying EBITDA of HUF 262.8 billion and CAPEX of HUF 101.9 billion.

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mobile operators, reflecting the cut in the Hungarian mobile termination rates, and the decrease in other operating expenses driven by the cost cutting initiatives.

Consumer Services Business Unit (CBU)

Revenues before intersegment elimination fell by 4.0% to HUF 81.8 bn and underlying EBITDA declined by 2.6% to HUF 43.4 bn in Q4 2009 compared to the same period of 2008. Underlying EBITDA margin improved slightly to 53.0%, thanks to our efficiency improvement efforts, more than offsetting the decline in high margin fixed line and mobile voice revenues. CAPEX amounted to HUF 3.6 bn in the fourth quarter with a significant portion related to the satellite TV and fiber program.

•                  Fixed line revenues declined by 2.7% in Q4 2009 compared to the same period in 2008, reflecting the high level of customer erosion driven by the economic recession and migration to IP- and cable-based voice solutions and leading to declining subscription and traffic revenues. In addition, although the number of broadband customers continued to increase, reaching over 595,000, internet revenues decreased by 6.5%, due to declining prices and the increasing migration towards lower priced packages. These negative impacts were partially offset by the 32.8% growth in fourth quarter TV-related revenues, resulting from growth in the customer base. The total number of TV customers by the end of 2009 was 630,000.

•                  Mobile revenues declined by 5.0% to HUF 48.6 bn in the fourth quarter driven by customer efforts to rationalize spending in response to the difficult economic environment. Although T-Mobile’s residential customer base and market share of total SIM cards decreased compared to the end of 2008, this trend was driven mainly by the increased churn of inactive customers and cancellations of multiple SIM cards. Consequently, our market share among active customers increased during the year to 44.4%. Whereas usage was broadly stable in 2009 compared to the prior year, the decreasing average tariff levels and the cut in mobile termination rates effective from January 2009 led to a 6.9% reduction in ARPU year-on-year.

Business Services Business Unit (BBU)

Revenues before intersegment elimination were down by 2.3% to HUF 47.5 bn while underlying EBITDA increased by 2.5% to HUF 21.3 bn in Q4 2009. Consequently, the underlying EBITDA margin rose from 42.8% to 44.9%, supported by the efficiency improvement measures implemented during the year that partly offset the revenue decline. In addition, revenues and costs related to the sale of network elements at PRO-M decreased significantly (to HUF 1.1bn in Q4 2009 from HUF 2.5bn in Q4 2008), positively impacting the EBITDA margin.

•                  Fixed line revenues were down by 6.8% reflecting the recessionary impacts on the Hungarian economy. The reduction in the overall number of businesses in Hungary was coupled with cost cutting at the remaining companies, leading to a contraction in their telecommunications spending. Consequently, both voice and internet customer numbers decreased further, while usage also declined driven by mobile substitution, resulting in lower voice and internet revenues.

•                  Mobile revenues decreased by 9.1% as the above-mentioned recessionary impacts had a similar effect on the mobile spending of our corporate clients. Consequently, churn remained high whilst average tariff levels continued to decline in the fourth quarter of 2009. Although non-voice revenues are increasing (23.6% of corporate client ARPU) thanks to the increasing mobile broadband usage, ARPU was down by 15.6% in 2009 also driven by the cut in mobile termination rates effective from January 2009. In addition, revenues from sale of network elements at PRO-M decreased in Q4 2009 compared to the same period of 2008.

•                  SI/IT revenues rose by 10.0% in Q4 2009, as a number of private and public sector projects that were postponed earlier in the year were completed during the quarter.

Macedonia

In Macedonia, revenues decreased by 3.8% in Q4 2009 compared to the same period in 2008, with underlying EBITDA declining by 6.8%. Consequently, underlying EBITDA margin was down to 40.6% compared to 41.9% a year earlier, reflecting the intensifying competition in all segments. In local currency

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terms, revenue declined by 8.8% and underlying EBITDA was down by 11.6% (reflecting the forint weakening by 5.5% compared to the denar in the last quarter of 2009 against the same period a year earlier).

•                  Fixed line revenues declined by 13.2% in local currency terms, driven by intense competition from alternative operators and mobile substitution. These, coupled with the unfavourable economic environment, resulted in an elevated annual churn rate and a further decline in outgoing traffic volumes. The voice revenue decline was partly offset by growing internet and IPTV revenues driven by the expanding customer base.

•                  Mobile revenues were lower by 4.7% in local currency terms. Although average usage increased and the customer mix improved, these were more than offset by competition-driven tariff reductions, putting pressure on ARPU levels. At the same time, customer growth slowed down to 0.1% driven by the intensifying competition.

Montenegro

Revenues of the Montenegrin subsidiary were moderately up by 0.4% in Q4 2009 compared to the same period in 2008 driven by the weakening of the Hungarian forint against the euro (the forint weakened on average by 5.3% to the euro in the fourth quarter). Underlying EBITDA was up by 17.0% and underlying EBITDA margin improved from 34.1% to 39.8%, reflecting the lower employee related expenses and other efficiency improvement measures impacting many other operating cost items, implemented during the year. In local currencies, revenues declined by 4.7%, while underlying EBITDA improved by 11.2%.

•                  Fixed line revenues declined by 2.0% in local currency terms in Q4 2009 driven by lower voice revenues, partly offset by increasing internet and TV revenues. The decrease in voice revenues was driven by an increasing rate of mobile substitution caused primarily by considerably lower mobile tariffs brought about principally by the entrance of a third mobile operator, which intensified further the competitive environment. On the other hand, both internet and TV revenues grew thanks to an increasing number of ADSL and IPTV customers.

•                  Mobile revenues were down by 7.5% in local currency terms. Despite growth in the mobile customer base, retail voice revenues declined driven by considerable decrease in tariff levels. These trends were somewhat mitigated by the increase in non-voice revenues, supported by the growing number of mobile internet users.

Technology Business Unit

Technology Business Unit is a cost centre responsible for the operations and development of the mobile and fixed network as well as IT management. Network and IT related investments are also generated by this Business Unit. Revenues at the Technology Business Unit declined by 28.6% to HUF 2.5 bn and underlying EBITDA decreased by 0.9% to HUF -11.9 bn. CAPEX amounted to HUF 13.1 bn in Q4 2009, mainly driven by the rollout of the fiber optic network, improvements in the mobile broadband network and IT developments.

Group Headquarters

Revenues before intersegment elimination were down by 11.6% to HUF 34.7 bn. The revenue decline was mainly driven by lower wholesale revenues, especially within mobile revenues, reflecting the 15% cut in mobile termination rates since the beginning of 2009. Underlying EBITDA decreased to HUF -6.3 bn, driven by increased provisions for overdue receivables.

About Magyar Telekom

Magyar Telekom is Hungary’s principal provider of telecom services. It provides a full range of telecommunications and infocommunications (ICT) services including fixed line and mobile telephony, data transmission and non-voice as well as IT and systems integration services. The business activities of Magyar Telekom are managed by two business units: Consumer Services (the home-related services brand T-Home and the mobile communications brand T-Mobile) and Business Services (T-Systems brand). Magyar Telekom is the majority owner of Makedonski Telekom, the leading fixed line and mobile operator in

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Macedonia and it holds a majority stake in Crnogorski Telekom, the leading telecommunications operator in Montenegro. Magyar Telekom’s majority shareholder (59.21%) is MagyarCom Holding GmbH, fully owned by Deutsche Telekom AG.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s Q4 2009 results please visit our website (www.telekom.hu/ investor_relations) or the website of the Budapest Stock Exchange (www.bse.hu).

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MAGYAR TELEKOM

Consolidated Statements of Financial Position - IFRS

(HUF million)

	December 31, 2008	December 31, 2009	% change
	(Restated)	(Unaudited)

ASSETS

Current assets

Cash and cash equivalents	66,680	34,270	(48.6)%
Trade and other receivables	101,895	110,353	8.3%
Other current financial assets	68,498	87,611	27.9%
Current income tax receivable	2,676	4,075	52.3%
Inventories	13,291	9,788	(26.4)%
Non current assests held for sale	1,775	3,269	84.2%

Total current assets	254,815	249,366	(2.1)%

Non current assets

Property, plant and equipment	543,689	550,745	1.3%
Intangible assets	335,379	335,615	0.1%
Investments in associates and joint ventures	4,136	186	(95.5)%
Deferred tax assets	1,590	1,890	18.9%
Other non current financial assets	26,094	27,682	6.1%
Other non current assets	840	893	6.3%

Total non current assets	911,728	917,011	0.6%

Total assets	1,166,543	1,166,377	(0.0)%

LIABILITIES

Current liabilities

Financial liabilities to related parties	96,331	70,573	(26.7)%
Other financial liabilities	37,134	36,332	(2.2)%
Trade payables	92,340	85,874	(7.0)%
Current income tax payable	1,697	624	(63.2)%
Provisions	15,842	12,692	(19.9)%
Other current liabilities	38,092	32,228	(15.4)%

Total current liabilities	281,436	238,323	(15.3)%

Non current liabilities

Financial liabilities to related parties	243,097	266,998	9.8%
Other financial liabilities	23,039	26,221	13.8%
Deferred tax liabilities	11,071	18,594	68.0%
Provisions	10,049	9,721	(3.3)%
Other non current liabilities	1,304	1,100	(15.6)%

Total non current liabilities	288,560	322,634	11.8%

Total liabilities	569,996	560,957	(1.6)%

EQUITY

Equity of the owners of the parent
Common stock	104,275	104,275	0.0%
Additional paid in capital	27,379	27,379	0.0%
Treasury stock	(1,179)	(1,179)	0.0%
Retained earnings	397,684	398,250	0.1%
Other components of equity	5,787	9,755	68.6%
Total Equity of the owners of the parent	533,946	538,480	0.8%
Non-controlling interests	62,601	66,940	6.9%
Total equity	596,547	605,420	1.5%

Total liabilities and equity	1,166,543	1,166,377	(0.0)%

MAGYAR TELEKOM

Consolidated Statements of Comprehensive Income - IFRS

(HUF million)

	Year ended December 31,		%
	2008	2009	change
	(Audited)	(Unaudited)

Revenues

Voice - retail	151,033	128,133	(15.2)%
Voice - wholesale	21,494	21,322	(0.8)%
Internet	59,823	55,089	(7.9)%
Data	28,839	30,762	6.7%
TV	18,830	23,753	26.1%
Equipment	7,058	4,745	(32.8)%
Other fixed line revenues	12,818	10,276	(19.8)%

Fixed line revenues	299,895	274,080	(8.6)%

Voice - retail	196,983	192,704	(2.2)%
Voice - wholesale	46,241	41,563	(10.1)%
Voice - visitor	5,995	4,959	(17.3)%
Non-voice	50,936	56,188	10.3%
Equipment and activation	21,169	21,320	0.7%
Other mobile revenues	10,441	9,262	(11.3)%

Mobile revenues	331,765	325,996	(1.7)%

System Integration/Information Technology revenues	41,396	43,913	6.1%

Total revenues	673,056	643,989	(4.3)%

Expenses

Voice-, data- and Internet-related payments	(79,076)	(71,583)	9.5%
Material cost of equipment sold	(45,061)	(44,011)	2.3%
Payments to agents and other subcontractors	(43,421)	(44,982)	(3.6)%
Total expenses directly related to revenues	(167,558)	(160,576)	4.2%
Employee-related expenses	(100,320)	(101,918)	(1.6)%
Depreciation and amortization	(106,120)	(101,920)	4.0%
Other operating expenses - net	(136,800)	(132,442)	3.2%

Total operating expenses	(510,798)	(496,856)	2.7%

Operating profit	162,258	147,133	(9.3)%

Net financial expenses	(30,308)	(32,813)	(8.3)%

Share of associates ‘and joint ventures’ profits / (losses)	1,341	(109)	n.m.

Profit before income tax	133,291	114,211	(14.3)%

Income tax	(27,698)	(20,958)	24.3%

Profit for the year	105,593	93,253	(11.7)%

Exchange differences on translating foreign operations	8,851	6,159	(30.4)%
Revaluation of available-for-sale financial assets — before tax	(348)	(6)	98.3%
Revaluation of available-for-sale financial assets — tax effect	35	0	(100.0)%
Other comprehensive income for the year, net of tax	8,538	6,153	(27.9)%

Total comprehensive income for the year	114,131	99,406	(12.9)%

Profit attributable to:
Owners of the parent	93,008	77,618	(16.5)%
Non-controlling interests	12,585	15,635	24.2%
	105,593	93,253	(11.7)%

Total comprehensive income attributable to:
Owners of the parent	99,316	81,586	(17.9)%
Non-controlling interests	14,815	17,820	20.3%
	114,131	99,406	(12.9)%

Basic and diluted earnings per share (HUF)	89.32	74.54	(16.5)%

MAGYAR TELEKOM

Consolidated Statements of Cash Flows - IFRS

(HUF million)

	Year ended December 31,		%
	2008	2009	change
	(Audited)	(Unaudited)

Cashflows from operating activities

Profit for the year	105,593	93,253	(11.7)%
Depreciation and amortization	106,120	101,920	(4.0)%
Income tax expense	27,698	20,958	(24.3)%
Finance expenses	37,199	37,533	0.9%
Finance income	(6,891)	(4,720)	31.5%
Share of associates’ and joint ventures’ profits / (losses)	(1,341)	109	n.m.
Change in assets carried as working capital	1,481	(1,427)	n.m.
Change in provisions	(10,265)	(3,918)	61.8%
Change in liabilities carried as working capital	1,886	(4,231)	n.m.
Income tax paid	(20,768)	(16,053)	22.7%
Dividend received	127	2,149	1,592.1%
Interest and other financial charges paid	(34,119)	(38,627)	(13.2)%
Interest received	7,923	8,453	6.7%
Other cashflows from operations	(4,354)	(1,604)	63.2%

Net cash generated from operating activities	210,289	193,795	(7.8)%

Cashflows from investing activities

Investments in tangible and intangible assets	(107,949)	(101,864)	5.6%
Adjustments to cash purchases	(8,090)	(8,364)	(3.4)%
Purchase of subsidiaries and business units	(762)	(5,193)	(581.5)%
Cash acquired through business combinations	0	460	n.a.
Payments for other financial assets - net	(4,075)	(18,547)	(355.1)%
Proceeds from disposal of subsidiaries and associates	1,233	2,074	68.2%
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	6,194	1,135	(81.7)%

Net cash used in investing activities	(113,449)	(130,299)	(14.9)%

Cashflows from financing activities

Dividends paid to shareholders and Non-controlling interest	(95,343)	(93,640)	1.8%
Proceeds from loans and other borrowings	143,014	190,617	33.3%
Repayment of loans and other borrowings	(126,901)	(193,537)	(52.5)%

Net cash used in financing activities	(79,230)	(96,560)	(21.9)%

Exchange gains on cash and cash equivalents	1,404	654	(53.4)%

Change in cash and cash equivalents	19,014	(32,410)	n.m.

Cash and cash equivalents, beginning of year	47,666	66,680	39.9%

Cash and cash equivalents, end of year	66,680	34,270	(48.6)%

Change in cash and cash equivalents	19,014	(32,410)	n.m.

Summary of key operating statistics

GROUP	Dec 31, 2008	Dec 31, 2009	% change

EBITDA margin	39.9%	38.7%	n.a.
Operating margin	24.1%	22.8%	n.a.
Net income margin	13.8%	12.1%	n.a.
CAPEX to Sales	16.0%	15.8%	n.a.
ROA	8.1%	6.7%	n.a.
ROE	17.8%	14.5%	n.a.
Net debt	254,332	269,429	5.9%
Net debt / net debt + total capital	29.9%	30.8%	n.a.
Number of employees (closing full equivalent)	10,439	10,828	3.7%

Consumer Business Unit	Dec 31, 2008	Dec 31, 2009	% change

Fixed line operations

Voice services
Total voice access (1)	1,921,486	1,740,619	(9.4)%
Payphone	16,274	14,788	(9.1)%
Total outgoing traffic (thousand minutes) (1)	3,550,076	3,135,892	(11.7)%
Blended MOU (outgoing)	151	159	5.3%
Blended ARPA (HUF)	3,650	3,630	(0.5)%

Data products
Retail DSL market share (estimated) (2)	54%	58%	n.a.
Cable broadband market share (estimated) (2)	18%	19%	n.a.
Number of retail DSL customers	404,878	435,558	7.6%
Number of cable broadband customers	127,683	152,878	19.7%
Number of fiber optic connections	0	7,247	n.a.
Total retail broadband customers	532,561	595,683	11.9%
Blended broadband ARPU (HUF)	5,103	4,427	(13.2)%

TV services
Number of cable TV customers	422,936	406,841	(3.8)%
Number of satellite TV customers	5,338	156,142	2,825.1%
Number of IPTV customers	28,496	67,430	136.6%
Total TV customers	456,770	630,413	38.0%
Blended TV ARPU (HUF)	3,537	3,280	(7.3)%

Mobile operations

Mobile penetration (2)	121.8%	117.7%	n.a.
Mobile SIM market share (2)	43.9%	43.4%	n.a.
Number of customers (RPC)	4,648,323	4,343,672	(6.6)%
Postpaid share in the RPC base	29.1%	35.2%	n.a.
MOU	127	126	(0.8)%
ARPU (HUF)	3,397	3,164	(6.9)%
Postpaid	7,265	6,454	(11.2)%
Prepaid	1,862	1,670	(10.3)%
Overall churn rate	16.9%	27.5%	n.a.
Postpaid	12.1%	15.1%	n.a.
Prepaid	18.8%	33.1%	n.a.
Ratio of non-voice revenues in ARPU	15.2%	16.7%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	6,813	7,680	12.7%
Number of mobile broadband subscriptions	182,687	326,384	78.7%
Mobile broadband market share (2)	53.4%	45.9%	n.a.
Population-based indoor 3G coverage (2)	n.a.	65.4%	n.a.

Business Services Business Unit	Dec 31, 2008	Dec 31, 2009	% change

Fixed line operations

Voice services
Business	110,389	100,172	(9.3)%
Managed leased lines (Flex-Com connections)	6,037	4,745	(21.4)%
ISDN channels	288,338	270,466	(6.2)%
Total lines	404,764	375,383	(7.3)%
Total outgoing traffic (thousand minutes)	798,157	656,372	(17.8)%
MOU (outgoing)	191	178	(6.8)%
ARPU (HUF)	5,457	5,162	(5.4)%

Data products
Number of leased line Internet subscribers	617	558	(9.6)%
Number of retail DSL customers	31,805	32,358	1.7%
Number of wholesale DSL access	196,776	161,270	(18.0)%
Number of total DSL access	228,581	193,628	(15.3)%
Retail DSL ARPU (HUF)	13,743	12,712	(7.5)%

Mobile operations

Number of customers (RPC)	713,469	775,912	8.8%
Overall churn rate	5.8%	8.0%	n.a.
MOU	325	336	3.4%
ARPU (HUF)	7,655	6,458	(15.6)%
Number of mobile broadband subscriptions	81,339	102,161	25.6%
Ratio of non-voice revenues in ARPU	20.2%	23.6%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	9,092	8,280	(8.9)%

Macedonia	Dec 31, 2008	Dec 31, 2009	% change

Fixed line operations

Voice services
Fixed line penetration	20.9%	18.5%	n.a.
Total voice access	429,544	372,015	(13.4)%
Payphone	1,692	1,218	(28.0)%
Total outgoing traffic (thousand minutes)	1,258,294	969,538	(22.9)%

Data and TV services
Retail DSL market share (estimated)	81%	83%	n.a.
Number of retail DSL customers	81,858	109,617	33.9%
Number of wholesale DSL access	17,008	18,751	10.2%
Number of total DSL access	98,866	128,368	29.8%
Number of dial-up customers	5,910	1,813	(69.3)%
Number of leased line customers	129	228	76.7%
Number of IPTV customers	1,952	14,150	624.9%

Mobile operations

Mobile penetration	110.5%	116.1%	n.a.
Market share of T-Mobile Macedonia	59.4%	56.4%	n.a.
Number of customers (RPC)	1,379,191	1,381,094	0.1%
Postpaid share in the RPC base	26.2%	30.3%	n.a.
MOU	96	104	8.3%
ARPU (HUF)	2,586	2,678	3.6%

Montenegro	Dec 31, 2008	Dec 31, 2009	% change

Fixed line operations

Voice services
Fixed line penetration	28.0%	26.3%	n.a.
Total voice access	182,235	176,890	(2.9)%
Total outgoing traffic (thousand minutes)	563,139	424,544	(24.6)%

Data and TV services
Number of retail DSL customers	38,956	54,983	41.1%
Number of wholesale DSL access	0	0	n.a.
Number of total DSL access	38,956	54,983	41.1%
Number of dial-up customers	17,455	5,184	(70.3)%
Number of leased line customers	188	191	1.6%
Number of IPTV customers	17,531	29,612	68.9%

Mobile operations

Mobile penetration (3)	185.6%	208.7%	n.a.
Market share of T-Mobile Crna Gora (3)	36.1%	36.7%	n.a.
Number of customers (RPC)	506,519	531,457	4.9%
Postpaid share in the RPC base	17.6%	19.6%	n.a.
MOU	105	96	(8.6)%
ARPU (HUF)	2,886	2,459	(14.8)%

(1) Including VoIP and VoCable.

(2) Data relates to Magyar Telekom Plc.

(3) Data published by the Montenegrin Telecommunications Agency based on the total number of active SIM cards in the previous three months.

Interim management report -

Analysis of the Financial Statements

for the year ended December 31, 2009

Exchange rate information

The Euro (“EUR”) strengthened by 2.3% against the Hungarian Forint (“HUF”) year on year (from 264.78 HUF/EUR on December 31, 2008 to 270.84 HUF/EUR on December 31, 2009). The average HUF/EUR rate increased from 251.25 in 2008 to 280.58 in 2009.

The U.S. Dollar (“USD”) appreciated by 0.1% against the Hungarian Forint year on year (from 187.91 HUF/USD on December 31, 2008 to 188.07 HUF/USD on December 31, 2009).

The Hungarian Forint weakened year over year by 11.7% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to a great extent.

Investigation into certain consultancy contracts

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

For further information about the internal and governmental investigations, please refer to the Company’s quarterly reports for the first, second and third quarters of 2009 and the Company’s annual reports on Form 20-F for the year ended December 31, 2008 filed with the SEC.

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”).  The Audit Committee indicated that it considers that, with the preparation of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

• As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.”  These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

• As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

• Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand).  The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

• “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia.  The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts.  There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.” However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

• In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

•  intentional circumvention of internal controls;

•  false and misleading Company documents and records;

•  lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

•  lack of evidence of performance; and

•  expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.”

Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

As previously disclosed, the Company has taken remedial steps to address issues previously identified by the independent investigation, including steps designed to revise and enhance the Company’s internal controls.  In connection with the issuance of the Final Report, the Audit Committee has not made recommendations relating to the Company’s compliance program or internal controls.  Following its presentation to the Audit Committee regarding remedial actions in light of the Final Report, the Company is considering, in consultation with the Audit Committee, whether and to what extent the Final Report warrants additional remedial actions, including any personnel actions and/or changes in internal control policies and procedures at the Company or its subsidiaries to address the findings of the Final Report.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation.  Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation.  These governmental investigations are continuing, and the Company continues to cooperate with those investigations.  The Company cannot predict what the final outcome of those investigations may be or the impact, if any, they may have on its financial statements or results of operations. Furthermore, government authorities could seek criminal or civil sanctions, including monetary penalties, against the Company or its affiliates as well as additional changes to its business practices and compliance programs.

Magyar Telekom incurred HUF 6.4 bn in expenses relating to the investigations in 2009, which are included in other operating expenses of the Company’s Headquarters business segment for financial reporting purposes.

Lawsuit by minority shareholders

AGM, April 2008

As previously disclosed, on May 23, 2008, two of our minority shareholders filed suit against Magyar Telekom Plc., requesting that the resolutions passed by our Annual General Meeting on April 25, 2008, including the resolution on the payment of dividends, be rendered ineffective. We paid dividends to our shareholders as approved by the AGM on April 25, 2008. The Court of Registry entered the changes required by the resolutions passed by the AGM into the company register.

On May 13, 2009, the court of first instance rendered the resolutions (except for one procedural resolution) passed by the AGM on April 25, 2008 ineffective (the “Ruling”). We believe that the Ruling is unfounded and instructed the law firm representing Magyar

Telekom to file an appeal. The law firm representing us submitted an appeal against the Ruling, but the appeal was filed after the deadline. The court of second instance refused the law firm’s request for acceptance of the late filing on November 2, 2009. On December 19, 2009 we filed an appeal against the refusal at the Supreme Court. In the event the appeal against the refusal is denied by the Supreme Court, the Ruling will become final and enforceable. We intend to address the Ruling by proposing that confirmatory shareholders’ resolutions be passed by our shareholders at the next general meeting with respect to the resolutions rendered ineffective.

As the Ruling (if it becomes final and enforceable) will render the shareholders’ resolutions in question (including the resolution on the payment of dividends) ineffective from July 7, 2009 (the date as of which the Ruling would become enforceable), dividend payments for year 2007, which were made to shareholders by July 6, 2009 will continue to qualify as dividends even in the event the Ruling becomes final and enforceable. The Ruling, regardless of whether it becomes final and enforceable, will not result in any obligation of, nor require any action by, the shareholders.

EGM, June 2009

As previously disclosed, on July 29, 2009 two minority shareholders filed a law suit against the Company, requesting that the resolutions passed by the Extraordinary General Meeting on June 29, 2009 (the “EGM”) be rendered ineffective, and the suspension, as an interlocutory measure, of the implementation of resolutions on the approval of the sum due to the shareholders who did not wish to remain shareholders following the merger of two subsidiaries into the Company decided at the EGM and the resulting opening draft balance sheet and draft merger inventory.  On August 31, 2009, the Court of Registry registered the merger of T-Kábel Magyarország Kft. and Dél-Vonal Kft into Magyar Telekom Nyrt (with the effective date of September 30, 2009), and all the other changes required by the resolutions passed by the EGM.

Magyar Telekom disagrees with the claim and has been vigorously defending against it. The claimants’ request for the interlocutory measure was refused by the court in an order dated September 1, 2009. The lawsuit remains before the court of first instance.

We cannot fully exclude that the Company will be required to take other corporate actions in connection with the shareholders’ suits described above. Also, we cannot provide any assurance that these matters would not have other adverse effects on the Company that are not currently foreseen.

Accounting implications of the findings of the Investigation

As a result of the findings of the Investigation, we identified three consultancy contracts, the payments of which were erroneously capitalized as part of the goodwill arising on the original acquisition of Makedonski Telekom in 2001 and the goodwill arising on Makedonski Telekom’s repurchase of 10% of its shares in 2006. These amounts are now corrected and accounted for as though these payments had been expensed in 2001 and 2006 rather than capitalized as part of goodwill as originally reported.

In addition to the above, the other contracts that were identified by the Final Report, for which the available evidence does not establish that the contracts under which these expenditures were made were legitimate, were expensed in 2001-2006, which require no restatements on their own. However, depending on further analysis these contracts will probably qualify as non deductible expenses for various taxes. As the timing and the amount of the potential tax impacts and any penalties related to these taxes are uncertain, these were provided for retrospectively as at December 31, 2006, which also had an impact on the balance of the Non-controlling interests.

Summary of significant accounting policies

There have been no significant changes in our accounting policies during 2009. For the summary of our significant accounting policies see Note 2 to the 2008 Consolidated Financial Statements.

New segmental reporting

Magyar Telekom established its current management structure in Hungary based on customer segmentation which requires different technology and marketing strategies, and support functions. The Group’s operating segments in Hungary are: Consumer Services Business Unit (“CBU”), Business Services Business Unit (“BBU”), Media Business Unit (“MBU”), Group Headquarters (“Headquarters”) and Technology Business Unit (“Technology”). In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments. Of these segments MBU has not qualified as a reportable segment, therefore, it is included in “All other” in the reconciliations of the reportable segments’ totals.

The Consumer Services Business Unit (“CBU”) operates in Hungary providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small businesses telecommunications customers in Hungary with several million customers mainly under the T-Mobile and T-Home brands.

The Business Services Business Unit (“BBU”) operates in Hungary providing mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium businesses (“SMB”). BBU’s customer portfolio includes approximately 5,000 key and over 40,000 SMB customers.

The Group Headquarters (“Headquarters”) is responsible for the wholesale mobile and fixed line services in Hungary, and also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal audit and similar shared services and other central functions of the Group’s management. The Headquarters is also responsible for the Group’s points of presence in Bulgaria, Romania and Ukraine providing wholesale services to local companies and operators.

The Technology Business Unit (“Technology”) is responsible for the operations and development of the mobile, fixed line and cable TV network as well as IT management in Hungary.

The Group also has full-scale mobile and fixed line telecommunications operations in Macedonia and Montenegro which represent two additional reporting segments of the Group. From 2009, similarly to the Hungarian operations, in these countries also less emphasis is put on the segregation by technology (fixed line or mobile services), but up until the end of 2009, the Group’s operations in Macedonia and Montenegro were reviewed separately for the fixed line and mobile operations, therefore, these were two separate operating segments by country.

In addition to the operating segments described above, there are a few operations, which do not qualify as operating or reportable segments.

Analysis of group income statements

Revenues

Fixed line voice-retail revenues decreased by 15.2% in 2009 compared to 2008, mainly driven by lower domestic outgoing traffic revenues and lower subscription fee revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary, but also abroad. However, the significant weakening of HUF against MKD and EUR positively affected subscription fee revenues expressed in HUF.

Domestic outgoing fixed line traffic revenues decreased in 2009 compared to 2008 mainly as a consequence of lower fixed to mobile (“F2M”) revenues in Hungary due to the reversal of HUF 8.5 bn provision booked on F2M termination fees in June 2008. In addition, the continuous decline in the number of revenue producing PSTN lines and lower traffic due to the financial crisis and mobile substitution led to lower domestic outgoing traffic revenues. Magyar Telekom Plc. offered several price discounts to customers choosing different tariff packages. The proportion of flat-rate packages was 27.9% within the total PSTN customer base of Magyar Telekom Plc. at December 31, 2009. Domestic outgoing traffic revenues in local currencies decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage reflecting the effect of mobile substitution. These decreases were mitigated by the favorable foreign exchange rate effect.

International outgoing fixed line traffic also declined primarily due to lower volume of outgoing international traffic and loss of lines both at Magyar Telekom Plc. and at Makedonski Telekom.

Value added and other services revenues showed a decrease in 2009 as compared to the previous year mainly due to lower usage of value added services (directory assistance, audiofix, etc.) at Magyar Telekom Plc. and at Makedonski Telekom.

Internet revenues of the fixed line operations decreased to HUF 55.1 bn in 2009 compared to HUF 59.8 bn in 2008. In Hungary, the number of DSL connections remained broadly stable and reached 629,186 at December 31, 2009, while Cablenet customer base increased by 19.7% to 152,878 by the end of December 2009 compared to a year earlier. Magyar Telekom Plc. accounted for an estimated 58% retail DSL market share and an approximately 19% cable broadband market share at December 31, 2009. The broadband volume increase could not fully compensate the effect of lower prices forced by fierce competition. Since the rebranding in September 2008, the number of T-Home double- and triple-play packages has been increasing resulting in further decrease in tariffs. In Hungary, lower advertisement revenues affected by economic crisis also contributed to the decrease in Internet revenues. These decreases were slightly compensated by a strong increase in the number of DSL connections at our foreign subsidiaries.

Data revenues amounted to HUF 30.8 bn in 2009 compared to HUF 28.8 bn in 2008. Higher revenues at Crnogorski Telekom resulted mainly from higher number of leased line customers and increased Global Internet Access (“GIA”) wholesale broadband revenues. This increase was largely intensified by the significant weakening of HUF against EUR. The increase in Makedonski Telekom’s broadband data revenues was primarily attributable to the favorable foreign exchange translation effect and, to a lesser extent, to higher number of domestic leased line customers and new contracts for digital leased lines. These retail volume increases were partly offset by the decline in the number of wholesale broadband leased lines with VIP (the third largest operator in the Macedonian mobile market).

TV revenues amounted to HUF 23.8 bn in 2009 as compared to HUF 18.8 bn in 2008. The increase is mainly due to the introduction of satellite TV service in Hungary in November 2008. The number of satellite TV customers has been dynamically increasing and reached 156,142 at December 31, 2009. The growth in IPTV revenues driven by enlarging IPTV subscriber base both in Hungary and at our foreign subsidiaries also contributed to the increase in TV revenues. These increases were partly offset by lower Cable TV revenues driven by decreased average revenue per user (“ARPU”) and lower subscriber base in Hungary.

Revenues from fixed line equipment decreased by 32.8% for the year ended December 31, 2009 compared to 2008. The decline in equipment revenues relates primarily to lower revenues at Combridge. Lower telecommunications equipment rental revenue at CBU reflects the strong decrease in the number of rented telephone sets. At Makedonski Telekom, the decrease was due to the combined effect of lower sales volume of computers, ADSL modems and higher sales volume of TV sets. ADSL modem wholesale decreased also at Headquarters. These decreases were partially compensated by higher equipment sale revenue at CBU in line with higher sales volume of personal computers (LaptopNet campaigns) in 2009.

Other fixed line revenues decreased by 19.8% in 2009 compared to the previous year. Other revenues include construction, maintenance, rental and miscellaneous revenues. The decrease partly resulted from lower other revenues at EPT due to decreased number of contact centre contracts in the financial sector. Lower revenues related to telephone book publishing at Magyar Telekom Plc. and the decline in other fixed line revenues of Combridge also contributed to the decrease.

Revenues from mobile telecommunications services amounted to HUF 326.0 bn for the year ended December 31, 2009 compared to HUF 331.8 bn in 2008 (a 1.7% decrease). The small decrease in mobile revenues resulted mainly from significantly lower voice revenues at the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, “TMH”), mostly offset by higher non-voice revenues at TMH as well as higher voice revenues at T-Mobile Macedonia (“T-Mobile MK”) strongly affected by favorable movement of average HUF/MKD rate.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 239.2 bn in 2009 as compared to HUF 249.2 bn in 2008. At TMH, the positive effect of higher average customer base could not fully compensate the decline in outgoing per minute fees forced by strong competition. The significant decrease in voice-wholesale revenues reflects decreased termination fees (15% decrease from January 1, 2009) and lower incoming MOU, while declining roaming revenues show primarily the decrease in roaming usage, and, to a lesser extent, the impact of EU roaming regulation. Besides favorable foreign exchange movements, the increase at T-Mobile MK was mainly due to higher voice-retail revenues resulting from higher average customer base and higher MOU, partly offset by decrease in average per minute fees and lower subscription fees.

TMH’s blended average usage per customer per month measured in MOU slightly increased to 155 minutes in 2009. TMH’s monthly ARPU decreased by 7.9% from HUF 4,087 in 2008 to HUF 3,764 in 2009, mainly as a result of lower average per minute fees forced by strong competition as well as lower termination and roaming rates.

Mobile penetration reached 117.7% in Hungary and TMH accounts for 43.4% market share in the highly competitive mobile market at December 31, 2009 based on the total number of SIM cards. TMH’s customer base decreased by 4.5% year over year. The proportion of postpaid customers increased to 45.0% at December 31, 2009 from 38.5% a year earlier.

Higher non-voice revenues were primarily due to TMH’s increased access revenues boosted by mobile Internet but higher content revenues also contributed to the increase. These increases were partly offset by lower messaging and visitor non-voice revenues. Non-voice revenues already represent 19.4% of total ARPU in 2009. By the end of December 2009, TMH had 428,545 mobile broadband customers and accounted for a 45.9% market share in the mobile broadband market. At T-Mobile MK, the increase resulted from expanding mobile Internet and content services, somewhat compensated by lower number of SMSs.

Mobile equipment and activation revenues showed a slight increase in 2009 compared to the previous year mainly due to the increase at T-Mobile MK driven by higher number of handsets sold in retention. Declining equipment revenues at TMH mostly offset this increase due to decreased number of handsets sold affected by both the economic crisis and high mobile penetration in Hungary. Average sales price per handset increased due to high-end offers (iPhone and multimedia packages), but it did not fully compensate the loss on transaction number.

System Integration (“SI”) and IT revenues increased by 6.1% from HUF 41.4 bn in 2008 to HUF 43.9 bn in 2009 as a result of higher outsourcing revenues at BBU and also driven by increased application revenues, partly offset by lower infrastructure and prime contracting revenues.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 71.6 bn in 2009 compared to HUF 79.1 bn in 2008 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from January 1, 2009. The payments to domestic mobile operators decreased also at Makedonski Telekom due to lower interconnection fees and decreased traffic.

The material cost of telecommunications equipment sold in 2009 amounted to HUF 44.0 bn compared to HUF 45.1 bn in 2008. The small decrease is mainly due to declining cost at Pro-M in line with lower TETRA-related revenues in 2009. Lower number of handsets sold in the mobile prepaid segment at CBU and lower number of ADSL modems sold on wholesale basis also contributed to the decrease. These decreases were largely counterbalanced by higher cost of equipment at T-Mobile MK resulting from higher number of handsets sold in retention campaigns.

Payments to agents and other subcontractors increased by 3.6% in 2009 compared to 2008. The increase mainly refers higher SI/IT-related payments at IQSYS in line with higher outsourcing revenues as well as increased application revenues. Higher content and TV-related payments due to broadcast and royalty fee paid by CBU in connection with satellite TV and IPTV services also increased payments to agents and other subcontractors in 2009.

Employee-related expenses in 2009 amounted to HUF 101.9 bn compared to HUF 100.3 bn in 2008 (an increase of 1.6%). The increase in employee-related expenses was predominantly attributable to higher severance expenses at Magyar Telekom Plc. in 2009. Higher average employee number (due to the insourcing of rented workforce) and a 5.6% average wage increase from April 1, 2009 also contributed to the increase. These increases were largely mitigated by decreased severance expenses at Makedonski Telekom and at Crnogorski Telekom, where significant amount of expense was recorded in 2008. The group headcount number increased from 10,439 on December 31, 2008 to 10,828 on December 31, 2009.

Depreciation and amortization decreased by 4.0% to HUF 101.9 bn in 2009 from HUF 106.1 bn in 2008. Lower amount of depreciation is mainly driven by the decrease at Magyar Telekom Plc. due to change in the useful life of a number of assets during 2008 and 2009.

Other net operating expenses decreased year over year and amounted to HUF 132.4 bn in 2009. Other operating expenses - net include HUF 37.2 bn materials and maintenance expenses, HUF 34.4 bn service fees, HUF 16.2 bn marketing expenses, HUF 14.7 bn fees and levies, HUF 11.2 bn consultancy and HUF 18.7 bn other expenses in 2009. Lower other net operating expenses reflect mainly the significant decrease in marketing expenses at CBU due to less intensive advertising activity in 2009 (cost cutting) and the expenses related to T-Home brand campaign in 2008. In the third quarter of 2009, Crnogorski Telekom reversed approximately HUF one bn provision made in 2007 for litigation in connection with the voluntary leave program. The considerable gain realized on the IKO-Telekom Media Holding — M-RTL transaction also contributed to the decrease in 2009. These decreases were partly compensated by lower other operating income in 2009 at Makedonski Telekom due to the sale of its fully owned subsidiary, Montmak in February 2008. Higher consultancy fees accounted in relation to the ongoing investigation at Headquarters further offset the decrease in 2009.

Operating Profit

Operating margin for the year ended December 31, 2008 was 24.1%, while operating margin for 2009 was 22.8%. The decrease is due to the fact that while total revenues declined by 4.3%, total operating expenses decreased only by 2.7% (the drivers of which are explained above).

Net financial expenses

Net financial expenses amounted to HUF 32.8 bn in 2009 compared to HUF 30.3 bn in 2008. Net financial expenses increased mainly due to increased foreign exchange losses, bank charges and interests at Magyar Telekom Plc. as well as due to lower interest income on bank deposits at Makedonski Telekom.

Share of associates’ and joint ventures’ profits

Share of associates’ and joint ventures’ profits amounted to HUF -109 million for the year ended December 31, 2009 compared to HUF 1,341 million in 2008 reflecting the full year profit accounted in 2008 as opposed to one-quarter loss in 2009 of M-RTL.

Income tax

Income tax expense decreased from HUF 27.7 bn in 2008 to HUF 21.0 bn in 2009 primarily resulting from lower profit before tax. In addition, further decline is due to the significant decrease of tax expenses of our Macedonian subsidiaries for 2009 as a result of the change in tax law. These decreases were partly offset by change in the Hungarian tax regime from 2010, which necessitated the recalculation of our deferred tax balances.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests in 2009 increased significantly by 24.2% compared to 2008 and amounted to HUF 15.6 bn. The increase is mainly due to the higher results of Makedonski Telekom and T-Mobile MK, largely affected by favorable foreign exchange movements and the change in the Macedonian tax law.

Analysis of group cashflow

Net cash generated from operating activities decreased by 7.8% compared to 2008 and amounted to HUF 193,795 million in 2009 mainly due to lower EBITDA (“Earnings before net financial expenses, taxes, depreciation and amortization”).

Net cash used in investing activities amounted to HUF 130,299 million in 2009, while it was HUF 113,449 million in 2008. This considerable increase in cash outflow is mainly due to the change in other financial assets (short term deposits).

Net cash used in financing activities amounted to HUF 96,560 million in 2009 compared to HUF 79,230 million in 2008. While during 2008, Magyar Telekom took a net HUF 16,113 million loan, in 2009 it repaid a net HUF 2,920 million loan.

Analysis of segment results

The sum of the financial results of the segments presented below does not equal to the group financial results because of intersegment eliminations and because not all of the Group’s subsidiaries have been assigned to reportable segments.

The revenues and expenses of the segments include both primary and secondary results. The primary revenues are derived from external parties, while the secondary ones are charged to the other segments. Similarly, the primary expenses are paid to external parties, while the secondary ones are charged by the other segments. All secondary revenues and expenses are eliminated in the group’s financial statements.

CBU

The Consumer Services Business Unit (“CBU”) comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (T-Mobile and T-Home).

HUF millions	Year ended Dec 31, 2008	Year ended Dec 31, 2009	Change (%)
Voice revenues	89,115	77,709	(12.8)
Internet revenues	32,582	30,042	(7.8)
TV revenues	18,412	21,990	19.4
Other fixed line and SI/IT revenues	3,520	3,301	(6.2)
Total fixed line and SI/IT revenues	143,629	133,042	(7.4)

Voice revenues	152,824	142,907	(6.5)
Non-voice revenue	27,404	28,555	4.2
Other mobile revenues	17,789	17,832	0.2
Total mobile revenues	198,017	189,294	(4.4)

Total revenues	341,646	322,336	(5.7)

EBITDA before special influences	194,177	184,141	(5.2)
EBITDA	192,800	181,920	(5.6)
Operating profit	184,418	172,758	(6.3)
Investments in tangible and intangible assets	13,540	23,774	75.6

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

EBITDA before special influences = EBITDA excluding investigation-related costs and headcount reduction-related severance payments and provisions

Revenues in CBU decreased by 5.7% year over year driven by lower fixed line and mobile voice revenues, partly compensated by higher TV and mobile non-voice revenues.

Fixed line voice-retail revenues experienced a decline mainly due to lower subscription revenues resulting from the decrease in the average number of fixed lines. The decrease was also due to lower F2M outgoing traffic revenues driven by the reversal of the HUF 3.1 bn provision booked on F2M termination fees in June 2008. In addition, outgoing domestic and international traffic revenues also declined due to price discounts, lower usage and loss of lines reflecting the effect of financial crisis and mobile substitution.

Internet revenues decreased by 7.8% in 2009 compared to the previous year mainly driven by lower broadband revenues as the increase in subscriber base could only partly counterbalance the effect of lower prices forced by fierce competition mainly from cable and mobile operators.

The decreases in fixed line voice and Internet revenues were slightly compensated by higher TV revenues which on the one hand resulted from the successful introduction of satellite TV service in November 2008 and, on the other hand, from higher IPTV revenues driven by larger customer base. The satellite TV customer base has been increased to 156,142 by the end of December 2009 from 5,338 a year earlier and the number of IPTV customers increased by 136.6% by December 31, 2009. These increases were partly offset by lower Cable TV revenues influenced by lower ARPU and decreased customer number.

Mobile voice revenues decreased by 6.5% year over year partly due to lower voice-retail revenues since the small increase in average customer base could not compensate the decrease in outgoing tariff levels. Voice-wholesale traffic revenues also declined driven by the decrease in termination fees from January 1, 2009 and lower incoming minutes. Lower roaming revenues reflect decreased traffic and also the impact of roaming fee regulation in the European Union. These decreases were slightly compensated by the increase in non-voice revenues driven by higher access revenues in line with wider usage of mobile Internet.

EBITDA of the CBU decreased by 5.6% due to lower total revenues, partly offset by declining voice-related payments and lower other net operating expenses. The significant increase in investments in tangible and intangible assets is mainly due to the increase in satellite TV service, and, to a lesser extent, to the higher purchase prices of assets resulting from the weakening of the HUF.

BBU

Business Services Business Unit (“BBU”) provides mobile and fixed line telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium enterprises.

HUF millions	Year ended Dec 31, 2008	Year ended Dec 31, 2009	Change (%)
Voice revenues	32,277	23,492	(27.2)
Other fixed line revenues	26,725	25,850	(3.3)
Total fixed line revenues	59,002	49,342	(16.4)

Voice revenues	48,035	44,055	(8.3)
Non-voice revenue	12,463	13,608	9.2
Other mobile revenues	11,885	10,662	(10.3)
Total mobile revenues	72,383	68,325	(5.6)

SI/IT revenues	47,789	53,322	11.6

Total revenues	179,174	170,989	(4.6)

EBITDA before special influences	92,188	81,929	(11.1)
EBITDA	90,662	80,307	(11.4)
Operating profit	83,253	74,093	(11.0)
Investments in tangible and intangible assets	7,493	2,905	(61.2)

Total revenues of BBU decreased by 4.6% in 2009 as compared to the previous year primarily driven by lower fixed line and mobile voice revenues, offset by higher SI/IT revenues to a large extent.

Fixed line voice-retail revenues decreased mainly as a consequence of the reversal of the HUF 5.4 bn F2M provision in June 2008. Besides this, declining outgoing domestic and international traffic revenues reflect the erosion both in the customer base and traffic. Lower subscription fee revenues were in line with decreased average number of fixed lines.

Mobile voice revenues decreased by 8.3% year over year predominantly due to lower voice-retail revenues as a result of much lower average per minute fee, partly compensated by higher average customer base. Lower voice-wholesale revenues reflect decreased traffic and also the regulation impact on termination fees. Other mobile revenues also declined due to lower TETRA-related revenues at Pro-M. These decreases were partly offset by higher non-voice revenues driven by higher Internet revenues reflecting increased mobile broadband customer base.

The increase in SI/IT revenues resulted primarily from higher outsourcing revenues.

While total revenues of BBU decreased by 4.6%, higher SI/IT-related payments and higher employee-related expenses led to further decrease in EBITDA which was only partly mitigated by declining voice-related payments and lower cost of equipment.

Headquarters

The Group Headquarters (“Headquarters”) is responsible for

i)                                         headquarters functions (management and support);

ii)                                      wholesale services;

iii)                                   shared services (back-office and non-core shared services within the company);

iv)                                  our Points of Presence (PoPs) in South-Eastern Europe.

HUF millions	Year ended Dec 31, 2008	Year ended Dec 31, 2009	Change (%)
Voice-wholesale revenues	21,445	18,760	(12.5)
Other fixed line and SI/IT revenues	39,675	35,695	(10.0)
Total fixed line and SI/IT revenues	61,120	54,455	(10.9)

Voice-wholesale revenues	78,098	65,668	(15.9)
Other revenues	14,326	15,333	7.0
Total mobile revenues	92,424	81,001	(12.4)

Total revenues	153,544	135,456	(11.8)

EBITDA before special influences	(9,436)	(14,524)	(53.9)
EBITDA	(16,070)	(22,209)	(38.2)
Operating profit	(25,125)	(30,501)	(21.4)
Investments in tangible and intangible assets	8,507	4,520	(46.9)

The inclusion of secondary revenues and expenses mentioned earlier significantly affects the level of wholesale revenues and expenses of the segments, especially in the case of Headquarters.

Wholesale revenues (both fixed line and mobile) at Headquarters include the wholesale revenues received from other fixed line, mobile and international telecommunications service providers (primary revenues) as well as the secondary revenues charged to CBU and BBU for their interconnection expenses. Similarly, voice-, data- and Internet-related payments of the Headquarters include primary expenses (paid to external parties), as well as secondary expenses transferred to CBU and BBU related to their wholesale revenues.

Total revenues of Headquarters dropped by 11.8% reflecting primarily lower fixed line and mobile voice-wholesale revenues due to lower mobile termination fees from January 1, 2009 and lower interconnection fees from April 26, 2008. In addition, the wholesale traffic decreased as well. These negative effects were partly mitigated by favorable foreign exchange movements in case of the international incoming revenues.

Other fixed line revenues include mainly wholesale Internet, data and other revenues. Wholesale Internet revenues declined due lower number of and price decreases of xDSL connections. Other fixed line revenues declined also at Combridge in 2009.

EBITDA significantly decreased mainly due to lower total revenues, higher material and maintenance expenses as well as higher investigation-related consultancy fees, partly mitigated by lower voice-related payments.

Technology Business Unit

Technology Business Unit (“Technology”) performs the mobile and fixed network management and development activities as well as IT management.

HUF millions	Year ended Dec 31, 2008	Year ended Dec 31, 2009	Change (%)
Total revenues	11,370	10,556	(7.2)

EBITDA before special influences	(47,856)	(44,904)	6.2
EBITDA	(48,964)	(47,485)	3.0
Operating profit	(111,212)	(104,238)	6.3
Investments in tangible and intangible assets	58,716	48,989	(16.6)

The Technology Business Unit derives its revenues mainly from

i)                                         network operations services provided to DT;

ii)                                      provision of internal services to other segments of the company (operation of IT and billing services, support of SAP and other applications);

iii)                                   provision of IT support, network maintenance and consulting services to subsidiaries;

iv)                                  network construction and maintenance services to external parties.

Technology is responsible for the operations and development of both the mobile and fixed network, the costs of which are not transferred to other business units leading to a significant negative EBITDA for this segment.

Depreciation represents about half of the operating expenses of Technology. Other significant expense types include employee-related expenses, maintenance costs of telecommunications equipments, IT support expenses (including license costs) and concession fees.

Operating expenses of the Technology Business Unit significantly exceeded its revenues and this led to negative EBITDA in both periods. Improved EBITDA mainly resulted from lower material and maintenance expenses as well as lower other service fees which were somewhat compensated by higher employee-related expenses.

Macedonia

HUF millions	Year ended Dec 31, 2008	Year ended Dec 31, 2009	Change (%)
Total fixed line and SI/IT revenues	36,604	36,802	0.5

Total mobile revenues	39,493	45,510	15.2

Total revenues	76,097	82,312	8.2

EBITDA before special influences	41,203	43,068	4.5
EBITDA	39,132	42,861	9.5
Operating profit	26,807	29,761	11.0
Investments in tangible and intangible assets	15,709	15,320	(2.5)

The result of our Macedonian operations in HUF terms was strongly affected by the weakening of HUF against MKD by 11.7% on average year over year. Total revenues increased mostly as a result of higher revenues of T-Mobile MK.

Fixed line voice revenues decreased in MKD terms mainly as a result of lower voice-retail traffic revenues reflecting the loss of fixed lines and lower traffic affected by strong competition and mobile substitution. Higher Internet revenues were boosted by much higher number of DSL connections reaching 128,368 at December 31, 2009 as compared to 98,866 a year earlier. The increase in TV revenues was owing to enlarging IPTV subscriber base.

Total revenues of T-Mobile MK increased mainly due to higher voice-retail revenues resulting from higher average customer base and increased MOU, partly offset by lower per minute fees and lower subscription fees. T-Mobile MK had a 56.4% share in the Macedonian mobile market and mobile penetration was 116.1% at the end of December 2009. Higher voice-wholesale and non-voice revenues also positively affected total mobile revenues.

EBITDA of our Macedonian operations increased by 9.5% deriving mainly from the increase in total revenues and the decrease in employee-related expenses, partly offset by higher cost of equipment and higher other net operating expenses.

Montenegro

HUF millions	Year ended Dec 31, 2008	Year ended Dec 31, 2009	Change (%)
Total fixed line and SI/IT revenues	16,907	18,214	7.7

Total mobile revenues	16,241	16,228	(0.1)

Total revenues	33,148	34,442	3.9

EBITDA before special influences	11,800	12,789	8.4
EBITDA	10,815	13,736	27.0
Operating profit	5,136	7,296	42.1
Investments in tangible and intangible assets	3,751	4,913	31.0

Total results of the Montenegrin operations were positively affected by the favorable change of the average HUF/EUR rate year over year.

In EUR terms, total fixed line and SI/IT revenues decreased mainly deriving from lower voice-retail revenues due to significantly lower outgoing traffic and loss of lines as a consequence of mobile substitution and lower voice-wholesale revenues relating to the ceasing of transit traffic from Promonte. These decreases were only partially offset by higher TV revenues (increased IPTV subscriber base), higher Internet revenues (increased number of DSL connections) as well as increase in data revenues (higher number of leased line customers).

While in EUR terms T-Mobile Crna Gora’s revenues decreased, the above mentioned weakening of HUF against EUR had positive effect on the revenues in HUF terms. Visitor revenues dropped as a consequence of significant decrease in visitor minutes. Lower voice-retail revenues were due to decrease in average per minute fees and in MOU, partially offset by higher average customer base. These decreases were mitigated by higher non-voice revenues boosted by higher mobile Internet usage.

EBITDA of our Montenegrin operations improved by 27.0% mainly due to higher total revenues, lower net other operating expenses and lower employee-related expenses.

Contingent liabilities

The most significant contingent liabilities of the Group are described below. No provisions have been recognized for these cases as the management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group.

Macedonia

Compensation for termination of a service contract by T-Mobile MK

In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK’s overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4.3 billion. The first instance decision will be made by a primary court of Macedonia, the timing of which is uncertain.

T-Mobile MK’s dispute with the Macedonian Agency for Electronic Communications (the “Agency”) on frequency fees

T-Mobile MK paid the invoices issued by the Agency for the 2004 and 2005 radio frequency fees, however, the Agency issued further invoices for the same periods in May 2007, which T-Mobile MK is disputing as the management believes that there is no valid legal base for invoicing additional fees. The potential exposure is about HUF 0.8 billion.

Makedonski Telekom’s dispute on F2M termination fees

In 2005, Makedonski Telekom changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, Cosmofon, submitted to the Agency a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of Cosmofon as “ungrounded”. This decision of the Agency was appealed by Cosmofon by filing a law suit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 billion, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

Prices offered at a Government bid for fixed line telephony services in Macedonia

Based on the Law on Electronic Communications (the “Law”) and upon Cosmofon’s request, the Agency made an inspection at Makedonski Telekom regarding the Government’s tender for procuring fixed line telephone services on September 24, 2009. In its request Cosmofon stated that Makedonski Telekom had submitted an offer with prices that are predatory and not published in its official pricelist. In its written answer, Makedonski Telekom pointed out that the official pricelist contains only the standard prices excluding the special discounts and tariff models. We believe that Makedonski Telekom offered these prices in accordance with the conditions of the relevant bid, taking care that those are not predatory, i.e. the allegations are groundless. The Agency has not responded yet. Should Makedonski Telekom be found in breach of the Law, the potential fine can be as high as 7% of the total annual revenue of Makedonski Telekom for 2008, i.e. the maximum amount of the fine may reach HUF 3.0 billion.

Montenegro

Employee salary dispute in Montenegro

405 employees initiated a legal proceeding against Crnogorski Telekom and T-Mobile Crna Gora, requesting the payment of compensation for not increasing salaries from 2005 until June 2008. The plaintiffs are referring to the regulation of this matter by the Collective Bargaining Agreement (“CBA”). Management’s view is that automatic salary increase is not established in the CBA, therefore management believes that the Group will not be subject to any compensations payable. The maximum exposure is approximately HUF 0.4 billion.

Significant events between the end of the year and the publishing of the “Interim management report”

On February 2, 2010 Magyar Telekom announced that it had closed the sale transaction of its fully owned subsidiary, Orbitel on January 28, 2010. Magyar Telekom signed a contract with Spectrum Net AD in November 2009 on the sale of Orbitel and the financial closing of the transaction took place upon obtaining the necessary approvals of the Bulgarian authorities.

Declaration

We the undersigned declare that to the best of our knowledge the attached report gives a true and fair view of the financial position and performance of Magyar Telekom and its controlled undertakings, contains an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of Magyar Telekom and its controlled undertakings.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, February 25, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: February 25, 2010